FORWARD-LOOKING STATEMENTS

Some statements made in this interim report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "intend", "estimate", "continue", "plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

  the risks of implementing our new business model;

  the risks of intense competition in the mobile telecommunications market, the funding and development of our 3G business, and the restrictions on business dealings between SUNDAY Communications Limited (the "Company" or "SUNDAY") and its subsidiaries (the "Group" or the "SUNDAY Group") and PCCW Limited ("PCCW") and its subsidiaries (the "PCCW Group"), which are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules");

  the risks associated with being controlled by PCCW;

  the risks associated with our substantial debt;

  the risks associated with offering 3G services; and

  the other risk factors set out in the "Risk Factors" section of SUNDAY's 2005 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 11, 2006.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as of the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

Contents
Corporate Information	2

Chairman's Statement	3

Management's Discussion and Analysis	5

Unaudited Consolidated Income Statement	8

Consolidated Balance Sheet	9

Unaudited Consolidated Statement of Changes in Equity	11

Unaudited Condensed Consolidated Cash Flow Statement	12

Notes to the Unaudited Consolidated Financial Statements	13

General Information	23

SUNDAY Communications Limited

Corporate Information
BOARD OF DIRECTORS	HONG KONG BRANCH SHARE
Executive Directors	REGISTRAR AND TRANSFER OFFICE

Alexander Anthony Arena Chairman	Computershare Hong Kong Investor Services Limited
Chan Kee Sun, Tom	Shops 1712-1716, 17th Floor
Chan Wing Wa	Hopewell Centre
Chow Ding Man	183 Queen's Road East
Hui Hon Hing, Susanna	Wan Chai
Hong Kong
Independent Non-executive Directors	Telephone: +852 2862 8555
Facsimile: +852 2529 6087
John William Crawford	E-mail: hkinfo@computershare.com.hk
Henry Michael Pearson Miles
Robert John Richard Owen	ADR DEPOSITARY

COMPANY SECRETARY	The Bank of New York
101 Barclay Street, 22nd Floor
Hui Hon Hing, Susanna	New York, NY 10286
United States of America
REGISTERED OFFICE	Telephone: +1 212 815 3700
Toll Free Number: +1 888 BNY ADRs
Century Yard, Cricket Square, Hutchins Drive	E-mail: shareowners@bankofny.com
P. O. Box 2681GT, George Town
Grand Cayman, British West Indies	AUDITORS

PRINCIPAL PLACE OF BUSINESS	PricewaterhouseCoopers
Certified Public Accountants
39th Floor, PCCW Tower	22nd Floor, Prince's Building
TaiKoo Place, 979 King's Road	Central, Hong Kong
Quarry Bay, Hong Kong
Telephone: +852 2888 2888	STOCK CODES
Facsimile: +852 2877 8877
	The Stock Exchange of Hong Kong Limited:	0866
PRINCIPAL SHARE REGISTRAR	Ticker Symbol for ADR on the NASDAQ
AND TRANSFER OFFICE	Global Market in the United States
	of America:	SDAY
Butterfield Fund Services (Cayman) Limited
Butterfield House	WEBSITES
68 Fort Street, P. O. Box 705
George Town, Grand Cayman	www.sunday.com
Cayman Islands	www.irasia.com/listco/hk/sunday

Interim Report 2006

Chairman's Statement

June 2006 marked the first anniversary of the acquisition of SUNDAY by a subsidiary of PCCW. We are very satisfied with the smooth integration progress and the operational synergies created between the two groups. While the mobile telecommunications market in Hong Kong remained intensely competitive in the first half of 2006, recent merger and acquisition activities, both in Hong Kong and in the overseas markets, and the trend of integration of telecommunications technologies and products offerings appear to signal a move towards fewer, but larger, operators.

In light of these developments, we continued to leverage on PCCW's resources and jointly conducted our 2G and 3G businesses. While continuing our existing 2G business under the SUNDAY brand, we supplied our 2G product offerings to the PCCW Group for resale to its substantial commercial customer base which had historically been under-represented among the SUNDAY Group; and for integrating with various other telecommunications products and services of the PCCW Group. We also began supplying 3G airtime to the PCCW Group, with the PCCW Group reselling those 3G products, improved with its content acquired, directly to the customers under the PCCW mobile brand.

3G

Testing and building out of the Group's 3G network has been substantially completed. In May 2006, we introduced the world's first real-time, mobile TV broadcast technology, a significant innovation using Cell Multimedia Broadcast technology developed by Huawei Tech. Investment Co., Limited ("Huawei"). The service allows continuous broadcast feeds of TV programming over a 3G network and is able to support large number of concurrent users.

The 3G trial campaign launched by the PCCW Group at the beginning of the year received an exceptional response and some 105,000 customers were selected and activated. Feedback from the campaign was positive, facilitating our 3G network test and allowing us to further understand the 3G market dynamics and customer behavior prior to the commercial launch in the third quarter of this year.

2G

Competition in the Hong Kong mobile telecommunications market further intensified in the first half of 2006. Certain competitors continued to initiate aggressive price promotions and offer heavy handset subsidies. SUNDAY focused on improving its network coverage and service quality while maintaining its competitiveness in the current price-driven market.

As at June 30, 2006, the Company's 2G subscriber base increased by 11% year-on-year to 781,000, although average revenue per user ("ARPU") per month for post-paid services declined by 9% to HK$155. Average churn rate for the first half of 2006 was maintained at approximately 4%.

SUNDAY continued to upgrade its existing 2G/2.5G network by adding more cell sites to enhance network coverage and service quality. A major emphasis was placed on improving in-building coverage, particularly in the main business and financial districts.

SUNDAY Communications Limited

Chairman's Statement

Outlook

The mobile telecommunications market will remain very competitive in the near term while market demand is increasingly shifting towards integrated service offerings.

Appreciation

Finally, we wish to extend our thanks to all our directors and employees for their hard work and efforts during the period.

Alexander Anthony Arena
Chairman

September 14, 2006

Interim Report 2006

Management's Discussion and Analysis

MANAGEMENT REVIEW

Consolidated revenue for the six months ended June 30, 2006 increased by 14% year-on-year to HK$642 million. Mobile services revenue increased by 7% year-on-year to HK$526 million largely due to some wholesale revenue from supplying 3G airtime to the PCCW Group. The 2G subscriber base increased by 11% year-on-year to 781,000 as at June 30, 2006 although average ARPU for 2G post-paid services decreased by 9% to HK$155. Average monthly churn rate was maintained at approximately 4%. Sales of mobile phones and accessories increased by 65% year-on-year to HK$116 million, benefiting from cross-selling with the PCCW Group.

Total cost of sales increased by 32% year-on-year primarily due to the Group's larger 2G and 3G subscriber base, hence higher minutes of usage and data traffic. Cost of handset sales was also higher in line with the increased revenue. Gross profit increased by 7% to HK$414 million while the gross margin softened to 64% from 69% for the same six-month period last year.

Operating expenses (excluding depreciation and amortization) increased 25% year-on-year largely due to an increase in 3G network costs. During the period, the Company added more 3G cell sites to enhance network coverage and more 2G/2.5G cell sites to further improve in-building coverage.

The Group's 3G depreciation and licence fee amortization began upon the launch of the PCCW Group's 3G trial in January 2006. As a result, depreciation expenses rose by HK$51 million year-on-year to HK$162 million and amortization expenses increased by HK$51 million to HK$65 million.

The Group's 2G operating costs (excluding depreciation and amortization) remained stable year-on-year while 3G operating costs increased quite substantially in preparation for the trial service launch in early 2006.

	For the six months ended
	June 30, 2006	June 30, 2005
	HK$ million	HK$ million

Operating expenses (excluding depreciation and amortization):
2G business	229	228
3G business	160	83

SUNDAY Group total	389	311

Finance costs for the six months ended June 30, 2006 increased to HK$70 million from HK$12 million in the first half of 2005. This was partly attributable to the 3G licence fee accretion expense and financing costs, previously capitalized to fixed assets and intangible assets, charged to the profit and loss account upon the trial launch in January 2006. Increase in finance costs was also a result of the increased funding loan drawn down from the PCCW Group and generally higher interest rate in line with the market.

Loss attributable to shareholders increased to HK$271 million for the six months ended June 30, 2006 from HK$61 million for the same period in 2005 largely due to higher 3G-related network costs, depreciation and amortization expenses.

SUNDAY Communications Limited

Management's Discussion and Analysis

CAPITAL EXPENDITURE

Capital expenditure for the six months ended June 30, 2006 aggregated to HK$324 million (2005: HK$337 million) which primarily included HK$215 million (2005: HK$289 million) incurred for the 3G network roll-out. Capital expenditure incurred in respect of ongoing enhancements to the 2G/2.5G mobile network and service quality amounted to HK$109 million (2005: HK$48 million).

The upgrade and development of the 2G and 3G networks will continue and the network coverage and service quality will be further improved.

LIQUIDITY AND FINANCIAL RESOURCES

Net cash inflow from operating activities decreased to HK$71 million for the six months ended June 30, 2006 from HK$77 million for the same period in 2005. This was mainly attributable to the lower operating results partially offset by an increase in general working capital from the PCCW Group.

As at June 30, 2006, the Group had cash reserves of HK$19 million (December 31, 2005: HK$34 million). Intercompany long-term loans due by the SUNDAY Group to the PCCW Group were HK$1,404 million (December 31, 2005: HK$1,204 million) while the net debt to equity ratio increased to 5.7 times (December 31, 2005: 2.3 times).

In the second half of 2005, the Group entered into various inter-company facilities with the PCCW Group whereby the Group was provided the required funding for full repayment and cancellation of the facilities previously arranged with Huawei, which were at less favorable terms; and for the upgrade and development of its 2G and 3G networks. These inter-company facilities totaled HK$1,904 million with maturities ranging from 3 to 5 years. As at June 30, 2006, HK$500 million of these facilities remained undrawn.

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars.

International roaming payables and receivables are netted and settled on a monthly basis under Special Drawing Rights ("SDR") arrangements. As at June 30, 2006, the net SDR-denominated payables were insignificant. The SUNDAY Group has not experienced significant foreign exchange movements and does not anticipate substantial foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the US dollar remains in effect. The SUNDAY Group will continue monitoring its foreign exchange exposure and market conditions to determine if any hedging is required.

Interim Report 2006

Management's Discussion and Analysis

EMPLOYEES AND SHARE OPTION SCHEME

The SUNDAY Group employed 499 employees as at June 30, 2006 (2005: 864). Certain employees have been transferred to the PCCW Group as part of an outsourcing arrangement. The SUNDAY Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and the SUNDAY Group performances. Other staff benefits include provident fund schemes, subsidised medical care and subsidies for external educational and training programmes.

No share options were granted or exercised during the six months ended June 30, 2006 and no outstanding share options were held by employees as at June 30, 2006.

INTERIM DIVIDEND

The directors of the Company (the "Directors") do not recommend the payment of an interim dividend for the six months ended June 30, 2006 (2005: Nil).

SUNDAY Communications Limited

Unaudited Consolidated Income Statement
 For the six months ended June 30, 2006

	Note(s)	2006	2005
		HK$'000	HK$'000
			(Restated)
			(Note 16)

Mobile services		526,185	490,956
Sales of mobile phones and accessories		116,012	70,107

Turnover	2	642,197	561,063

Cost of services provided		(118,679)	(92,539)
Cost of inventories sold	3	(109,594)	(80,902)

Gross profit		413,924	387,622

Network costs		(207,732)	(146,079)
Depreciation	3	(161,631)	(110,905)
Amortization expense	3	(65,278)	(14,611)
Salaries and related costs		(70,048)	(74,342)
Rent, rates and utilities		(28,671)	(25,889)
Other operating costs		(82,200)	(64,943)

Loss from operations	2 & 3	(201,636)	(49,147)

Interest income		1,218	311
Finance costs	4	(70,099)	(12,430)

Loss attributable to shareholders for the period		(270,517)	(61,266)

Loss per share (basic and diluted)	7	(9.05 cents)	(2.05 cents)

Interim Report 2006

Consolidated Balance Sheet
 As at June 30, 2006

		As at	As at
	Note(s)	June 30, 2006	December 31, 2005
		HK$'000	HK$'000
		(Unaudited)	(Audited)

Non-current assets
Fixed assets	8	1,546,905	1,385,255
Intangible assets		834,398	847,916
Investment in a joint venture		—	—
Deposits, prepayments and other receivables - non-current portion	10	27,728	25,964
Restricted cash deposits		—	822

		2,409,031	2,259,957

Current assets
Restricted cash deposits		838	—
Inventories		35,556	24,397
Trade receivables, net	9	84,576	76,508
Deposits, prepayments and other receivables	10	201,988	288,030
Amounts due from fellow subsidiaries	9 & 15	14,867	2,506
Cash and cash equivalents		17,742	33,409

		355,567	424,850

Current liabilities
Trade payables	11	35,766	48,584
Other payables and accrued charges		260,055	233,198
Subscriptions received in advance		77,044	72,056
Amounts due to fellow subsidiaries	11 & 15	110,486	7,183
Amount due to ultimate holding company	15	—	2,033
Current portion of obligations under finance leases	12	961	937

		484,312	363,991

Net current (liabilities)/assets		(128,745)	60,859

Total assets less current liabilities		2,280,286	2,320,816

SUNDAY Communications Limited

Consolidated Balance Sheet
 As at June 30, 2006

		As at	As at
	Note(s)	June 30, 2006	December 31, 2005
		HK$'000	HK$'000
		(Unaudited)	(Audited)

Financed by:
Share capital		299,000	299,000
(Deficit)/Reserves		(56,254)	214,263

Shareholders' equity		242,746	513,263

Long-term liabilities
3G Licence fee liability		609,223	582,334
Loans from fellow subsidiaries	15	1,403,780	1,203,780
Obligations under finance leases – long term portion	12	754	1,241
Asset retirement obligations		22,244	17,839
Subscriptions received in advance		1,539	2,359

		2,037,540	1,807,553

		2,280,286	2,320,816

Interim Report 2006

Unaudited Consolidated Statement of Changes in Equity
 For the six months ended June 30, 2006

Group
			Reserve
			arising			Total
		Share	from	Share	Accumulated	shareholders'
	Note(s)	capital	reorganization	premium	losses	equity
		HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

As at January 1, 2005, as previously reported		299,000	1,254,000	2,124,424	(2,973,976)	703,448
Prior year adjustment	16	—	—	—	6,796	6,796

As at January 1, 2005, as restated		299,000	1,254,000	2,124,424	(2,967,180)	710,244
Loss for the period, restated	16	—	—	—	(61,266)	(61,266)

As at June 30, 2005, restated		299,000	1,254,000	2,124,424	(3,028,446)	648,978

As at January 1, 2006		299,000	1,254,000	2,124,424	(3,164,161)	513,263
Loss for the period		—	—	—	(270,517)	(270,517)

As at June 30, 2006		299,000	1,254,000	2,124,424	(3,434,678)	242,746

SUNDAY Communications Limited

Unaudited Condensed Consolidated Cash Flow Statement
 For the six months ended June 30, 2006

	2006	2005
	HK$'000	HK$'000
		(Restated)
		(Note 16)

Net cash inflow from operating activities	71,412	77,367
Net cash outflow from investing activities	(286,616)	(176,407)
Net cash inflow from financing activities	199,537	96,698

Decrease in cash and cash equivalents	(15,667)	(2,342)
Cash and cash equivalents as at January 1	33,409	114,565

Cash and cash equivalents as at June 30	17,742	112,223

Analysis of balances of cash and cash equivalents:
Cash and bank balances	17,742	112,223

Interim Report 2006

Notes to the Unaudited Consolidated Financial Statements
 For the six months ended June 30, 2006

1     Basis of preparation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The unaudited condensed consolidated financial statements have been reviewed by the Company's Audit Committee and, in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA, by the Company's auditors.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group's annual financial statements for the year ended December 31, 2005, except for the adoption of the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations ("Int") (collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2006:

(i)     Amendment to HKAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures

(ii)    Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation

(iii)  Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions and The Fair Value Option

(iv)   Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts – Financial Guarantee Contracts

(v)    HKFRS-Int 4 Determining Whether an Arrangement Contains a Lease

The adoption of these new HKFRSs has no material effect on the Group's results and financial position for the current or prior periods.

SUNDAY Communications Limited

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

2    Segment information

The Group is principally engaged in two business segments in Hong Kong mainly mobile services and sales of mobile phones and accessories.

	Six months ended June 30, 2006
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$'000	HK$'000	HK$'000

Turnover	526,185	116,012	642,197
Loss from operations	(185,243)	(16,393)	(201,636)
Interest income			1,218
Finance costs (Note 4)			(70,099)
Loss for the period			(270,517)

	Six months ended June 30, 2005
		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	HK$'000	HK$'000	HK$'000
	(Restated)	(Restated)	(Restated)

Turnover	490,956	70,107	561,063
Loss from operations	(20,364)	(28,783)	(49,147)
Interest income			311
Finance costs (Note 4)			(12,430)
Loss for the period			(61,266)

Interim Report 2006

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

3 Expenses by nature

	Six months ended June 30,

	2006	2005
	HK$'000	HK$'000
		(Restated)
		(Note 16)

Amortization expense	65,278	14,611
Cost of inventories sold	109,594	80,902
Depreciation (Note 8):
Owned fixed assets	161,124	110,651
Leased fixed assets	507	254
Loss on disposals of fixed assets	298	71
Operating lease charges:
Land and buildings, including transmission sites	134,848	109,811
Leased lines	46,487	39,900

4 Finance costs

	Six months ended June 30,
	2006	2005
	HK$'000	HK$'000
		(Restated)
		(Note 16)

Interest on long - term vendor loans	—	15,296
Interest on loans from fellow subsidiaries	44,423	—
Interest element of finance lease payments	52	35
Other incidental borrowing costs	1,017	3,066
Accretion expenses:
3G Licence fee liability	26,889	24,937
Asset retirement obligations	491	400

Total financing cost incurred	72,872	43,734
Financing costs capitalized to fixed assets and intangible assets	(2,773)	(31,304)

	70,099	12,430

Accretion expenses represented changes in 3G Licence fee liability and asset retirement obligations due to the passage of time calculated by applying the effective interest method of allocation to the amount of the liabilities at the beginning of the period.

Interest expenses capitalized in fixed assets were incurred for the loans drawn down on the equipment supply facility provided by a 3G network vendor and fellow subsidiaries.

5     Taxation

No provision for Hong Kong and overseas profits tax has been made during the six months ended June 30, 2006 (2005: Nil) as the Group has no assessable profits for the period.

SUNDAY Communications Limited

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

6     Interim dividend

The Directors do not recommend the payment of an interim dividend for the six months ended June 30, 2006 (2005: Nil).

7     Loss per share

The calculation of basic loss per share is based on the Group's loss attributable to equity holders for the period of HK$270,517,000 (2005 (Restated): HK$61,266,000) and the 2,990,000,000 shares (2005: 2,990,000,000 shares) in issue during the period.

There is no dilutive effect upon exercise of the share options on the loss per share for the six months ended June 30, 2005 and 2006 since:

(i)    the exercise prices for the share options were above the average fair value of the shares;

(ii)   as at June 30, 2006, the Group had no outstanding share options as all outstanding share options granted by the Company under its share option scheme adopted on March 1, 2000 had either been cancelled or had lapsed under the terms of such share option scheme by August 9, 2005, being one month after the date on which the mandatory unconditional cash offer made by PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW, became unconditional; and

(iii)   no share options had been granted under the share option scheme adopted by the Company on May 22, 2002.

8     Fixed assets
	Note(s)	HK$'000

Opening net book value as at January 1, 2005, restated	16	1,064,947
Additions, restated	16	336,529
Disposals		(71)
Depreciation		(110,905)

Closing net book value as at June 30, 2005, restated		1,290,500

Opening net book value as at July 1, 2005, restated	16	1,290,500
Additions		209,885
Disposals		(96)
Depreciation		(115,034)

Closing net book value as at December 31, 2005, restated		1,385,255

Opening net book value as at January 1, 2006		1,385,255
Additions		324,146
Disposals		(865)
Depreciation		(161,631)

Closing net book value as at June 30, 2006		1,546,905

During the six months ended June 30, 2006, expenditures aggregating HK$12,138,000 (2005: HK$21,015,000) were capitalized as fixed assets.

As at June 30, 2006, the net book value of fixed assets held by the Group under finance leases amounted to HK$1,776,000 (December 31, 2005: HK$2,283,000).

Interim Report 2006

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

9 Trade receivables and amounts due from fellow subsidiaries

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

Trade receivables	92,927	83,530
Less: Provision for impairment of receivables	(8,351)	(7,022)

Trade receivables, net	84,576	76,508
Amounts due from fellow subsidiaries	14,867	2,506

	99,443	79,014

The fair values of trade receivables and amounts due from fellow subsidiaries were as follows:

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

Trade receivables, net	84,576	76,508
Amounts due from fellow subsidiaries - trading	5,451	1,075

	90,027	77,583
Amounts due from fellow subsidiaries - non-trading	9,416	1,431

	99,443	79,014

The Group allows an average credit period of 30 days on its trade receivables. As at June 30, 2006, the aging analysis of the trade receivables (net of provision for impairment) and amounts due from fellow subsidiaries arising from trade transactions were as follows:
	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

0 - 30 days	67,154	58,002
31 - 60 days	14,308	13,434
61 - 90 days	5,579	5,790
Over 90 days	2,986	357

	90,027	77,583

There is no concentration of credit risk with respect to trade receivables as the Group has a large customer base.

SUNDAY Communications Limited

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

10 Deposits, prepayments and other receivables
	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

Rental deposits	47,185	48,912
Prepaid operating rental expenses	4,260	3,282
Other receivables	178,271	261,800

	229,716	313,994
Less: non-current portion
Rental deposits	(24,595)	(23,610)
Prepaid operating rental expenses	(3,133)	(2,354)

	201,988	288,030

11 Trade payables and amounts due to fellow subsidiaries

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

Trade payables	35,766	48,584
Amounts due to fellow subsidiaries - trading	60,512	6,426

	96,278	55,010
Amounts due to fellow subsidiaries - non-trading	49,974	757

	146,252	55,767

As at June 30, 2006, the aging analysis of the trade payables, including amounts due to fellow subsidiaries arising from trade transactions were as follows:

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

0 - 30 days	49,462	42,826
31 - 60 days	20,186	10,686
61 - 90 days	4,874	842
Over 90 days	21,756	656

	96,278	55,010

Interim Report 2006

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

12   Obligations under finance leases

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

Obligations under finance leases - minimum lease payments:
Not later than 1 year	1,028	1,028
Later than 1 year and not later than 5 years	770	1,284

	1,798	2,312
Future finance charges on finance leases	(83)	(134)

Present value of finance lease liabilities	1,715	2,178

Obligations under finance leases - present value:
Not later than 1 year	961	937
Later than 1 year and not later than 5 years	754	1,241

	1,715	2,178

The effective interest rate at the balance sheet date was 5.19% (December 31, 2005: 5.19%).

13 Capital commitments

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

In respect of purchases of fixed assets:
Contracted but not provided for	488,408	631,647
Authorized but not contracted for	411,506	403,970

	899,914	1,035,617

SUNDAY Communications Limited

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

14 Commitment under operating leases

As at June 30, 2006 and December 31, 2005, the Group had future aggregate minimum lease payment under non-cancelable operating leases as follows:

	June 30, 2006	December 31, 2005
	HK$'000	HK$'000

In respect of land and buildings, including transmission sites:
Not later than 1 year	159,579	175,657
Later than 1 year and not later than 5 years	126,831	150,292
Later than 5 years	33,022	34,310

	319,432	360,259

In respect of leased lines:
Not later than 1 year	7,390	80,800
Later than 1 year and not later than 5 years	—	914

	7,390	81,714

	326,822	441,973

Interim Report 2006

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

15   Related party transactions

The following sets out related party balances together with a summary of significant related party transactions which were carried out in the ordinary course of the Group's business:

		Six months ended June 30,
		2006	2005
	Note(s)	HK$'000	HK$'000

a. Purchase of services from fellow subsidiaries:	(i)
Interconnection charges		22,977	899
Leased lines rental charges		48,205	1,987
Purchase of mobile phones		8,775	—

		79,957	2,886

b. Provision of services from fellow subsidiaries:	(i)
Dealer commission charges		18,443	—
Subcontracting costs and others		48,779	—

		67,222	—

c. Sales of goods to fellow subsidiaries:	(i)
Provision of wholesale air-time and related support services		34,633	—
Sales of mobile phones		22,353	—
Sales of trade-in mobile phones		1,598	—

		58,584	—

d. Finance costs incurred on facilities from fellow subsidiaries	(ii)	44,423	—

(i)    Terms of the transactions were negotiated and agreed by both parties in the ordinary course of business except for those services in which the rates are regulated by the Office of the Telecommunications Authority.

(ii)   Finance costs include interest expenses incurred on loans from fellow subsidiaries.

SUNDAY Communications Limited

Notes to the Unaudited Consolidated Financial Statements
For the six months ended June 30, 2006

e. Period end balances arising from loans, purchases of services and sales of goods were as follows:

		June 30, 2006	December 31, 2005
	Note(s)	HK$'000	HK$'000

Amounts due from fellow subsidiaries	(i)	14,867	2,506
Amounts due to fellow subsidiaries	(i)	(110,486)	(7,183)
Amount due to ultimate holding company	(i)	—	(2,033)
Loans from fellow subsidiaries	(ii)	(1,403,780)	(1,203,780)

(i)    Balances with fellow subsidiaries and the ultimate holding company are unsecured, non-interest bearing and have no fixed repayment terms.

(ii)   The loans from fellow subsidiaries are unsecured, bear interest at a floating rate with reference to the Hong Kong Interbank Offered Rate ("HIBOR") plus a margin of 2.25% and repayment terms of 3 to 5 years. During the period, HK$200 million in loans were drawn down and no repayment was made by the Company.
f. Key management compensation:

	Six months ended June 30,
	2006	2005
	HK$'000	HK$'000

Salaries and other short-term employee benefits	9,985	12,169
Termination benefits	—	26
Other long-term benefits	327	245

	10,312	12,440

16  Comparative figures

Certain comparative figures were being restated as the result of changes in the following accounting policies in 2005 and to conform with the financial presentation format of the ultimate holding company.

These accounting policies are:

(i)    Recognition of intangible asset (HKAS 38) - 3G licence and subscriber acquisition costs.

(ii)   Recognition of rental deposit and prepaid operating rental expenses (HKAS 39).

Interim Report 2006

General Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at June 30, 2006, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"):

1.     Interests in the Company

None of the directors or the chief executive of the Company or their associates had any interests or short  positions in the shares, underlying shares or debentures of the Company as at June 30, 2006.

2.     Interests in Associated Corporation of the Company

The table below sets out the aggregate long positions in the shares and underlying shares of PCCW Limited ("PCCW"), the ultimate holding company of the Company, held by the directors and chief executive of the Company.
					Number of
					underlying
		Number of ordinary shares			shares held		Percentage
Name of director/	Personal	Family	Corporate	Other	under equity		of issued
chief executive	interests	interests	interests	interests	derivatives	Total	share capital

Alexander	760,000	—	—	—	15,800,200	16,560,200	0.2458%
Anthony Arena					(Notes a & b)

Chan Kee Sun, Tom	44,383	—	—	—	325,000	369,383	0.0055%
					(Note b)

Chan Wing Wa	455	—	—	—	960,000	960,455	0.0143%
					(Note b)

Chow Ding Man	—	—	—	—	250,360	250,360	0.0037%
					(Notes b & c)

Hui Hon Hing,	—	—	—	—	196,000	196,000	0.0029%
Susanna					(Note b)

SUNDAY Communications Limited

General Information

Notes:

(a)   These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 American depositary receipts which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner, details of  which are set out in Note (b) below.

(b)   These interests represented the interests in underlying shares in respect of share options granted by PCCW to the directors and the chief executive of the Company as beneficial owners as at June 30, 2006, details of which are set out as follows:
					Number of options
Name of director/	Date	Vesting	Exercisable	Exercise	Outstanding at	Outstanding at
chief executive	of grant	period	period	price HK$	01.01.2006	06.30.2006
	(Note (iii))	(Note (iii))	(Note (iii))

Alexander	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	3,200,000	3,200,000
Anthony Arena	(Note (i))	08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,600,000	1,600,000
	(Note (i))	08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,600,000	1,600,000
	(Note (i))	08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,400,000	6,400,000
	(Note (i))	07.25.2006	07.23.2013
	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	3,000,000
	(Note (ii))	02.08.2007	02.07.2009

Chan Kee	10.27.2000	10.27.2001 to	10.27.2001 to	24.3600	30,000	30,000
Sun, Tom	(Note (i))	10.27.2003	10.27.2010
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	220,000	75,000
	(Note (i))	07.25.2006	07.23.2013
	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	220,000	220,000
	(Note (ii))	02.08.2007	02.07.2009

Chan Wing Wa	10.27.2000	10.27.2001 to	10.27.2001 to	24.3600	120,000	120,000
	(Note (i))	10.27.2003	10.27.2010
	11.13.2002	11.13.2003 to	11.13.2003 to	6.1500	600,000	600,000
	(Note (i))	11.13.2005	11.12.2012
	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	240,000	240,000
	(Note (ii))	02.08.2007	02.07.2009

Chow Ding Man	10.27.2000	10.27.2001 to	10.27.2001 to	24.3600	40,000	40,000
	(Note (i))	10.27.2003	10.27.2010
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	160,000	80,000
	(Note (i))	07.25.2006	07.23.2013
	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	240,000	120,000
	(Note (ii))	02.08.2007	02.07.2009

Hui Hon Hing,	10.27.2000	10.27.2001 to	10.27.2001 to	24.3600	16,000	16,000
Susanna	(Note (i))	10.27.2003	10.27.2010
	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	180,000	180,000
	(Note (ii))	02.08.2007	02.07.2009

Interim Report 2006

General Information

Notes:

(i)     The share options were granted under the share option scheme of PCCW adopted on September 20, 1994,last amended and restated on May 23, 2002.

(ii)    The share options were granted under the share option scheme of PCCW adopted on May 19, 2004.

(iii)   All dates are shown month/day/year.

(c)   These interests included the deemed interests in 10,360 underlying shares in respect of the share options granted by PCCW to the spouse of Chow Ding Man under the share option scheme adopted on September 20, 1994, last amended and restated on May 23, 2002.

Save as disclosed above, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES OF THE COMPANY

The Company adopted a share option scheme on March 1, 2000 (the "2000 Scheme"). On May 22, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "2002 Scheme") and the termination of the 2000 Scheme. No share options were granted or exercised during the six months ended June 30, 2006 and no share options were outstanding under the 2000 Scheme. No share options have been granted under the 2002 Scheme since its adoption.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at June 30, 2006, the following persons (other than any directors or the chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:
			Percentage
		Number of shares/	of issued
Name of shareholder	Note(s)	underlying shares held	share capital

PCCW	(a) & (b)	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	(b)	296,404,000	9.91%

Notes:

(a)   PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile Holding No. 2 Limited.

(b)   All the interests disclosed under this section represent long position in the shares of the Company.

Save as disclosed above, the Company had not been notified of any other person (other than any directors or the chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at June 30, 2006.

SUNDAY Communications Limited

General Information

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended June 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the accounting policies adopted by the SUNDAY Group and the unaudited interim financial statements of the SUNDAY Group for the six months ended June 30, 2006. Such interim financial statements have not been audited but have been reviewed by the Company's auditors.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES

The Company has adopted its own code of conduct regarding securities transactions by directors and employees namely Securities Dealing Code (the "SUNDAY Code") on terms no less exacting than the required standard set out in the Model Code as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all directors of the Company, they confirmed that they have complied with the required standard set out in the SUNDAY Code and the Model Code during the accounting period covered by this interim report.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

SUNDAY has made continued efforts to incorporate the key elements of sound corporate governance in its management structures and internal control procedures. The Company is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

The Company has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended June 30, 2006, save for minor exceptions noted below.

Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between chairman and chief executive officer should be clearly established and set out in writing.

The positions of the Chairman and the Chief Executive Officer during the period were held separately by Alexander Anthony Arena and William Bruce Hicks respectively. In general, the Chairman is responsible for overseeing the functions of the board of directors (the "Board") while the Chief Executive Officer is responsible for managing the Group's business. The detailed responsibilities of these positions were confirmed by the Board in March 2006.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for specific terms, subject to re-election. The non-executive directors of the Company are not appointed for specific term of office, however, all directors of the Company (including non-executive directors) are subject to retirement by rotation at least once every three years and re-election at annual general meetings in accordance with the Company's Articles of Association.

Under code provision D.1.2 of the CG Code, an issuer should formalise and distinguish the functions designated as having the responsibility of the board and those delegated to management and review such arrangements on a periodic basis to ensure they remain appropriate to the needs of the issuer. The respective functions of the Board and management of the Company were formalised and approved by the Board in March 2006.

Interim Report 2006